==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                         INTEGRAMED AMERICA, INC.
                             (Name of Issuer)

                               Common Stock
                              $.01 par value
                      (Title of Class of Securities)


                                45810N 10 4
                              (CUSIP Number)

                Morgan Stanley, Dean Witter, Discover & Co.
                    (Name of Persons Filing Statement)

                              Peter Vogelsang
                Morgan Stanley Venture Partners III, L.L.C.
                        1221 Avenue of the Americas
                         New York, New York 10020
                           Tel. No. 212-762-8422

                              with a copy to:

                               John A. Bick
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                          Tel. No.: 212-450-4350
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             January 23, 1998
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

==============================================================================

                                                          SCHEDULE 13D

CUSIP No. 45810N 10 4

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley, Dean Witter, Discover & Co.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      Not applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DE

                              7     SOLE VOTING POWER

                                    -0-
  NUMBER OF SHARES
BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
EACH REPORTING PERSON
        WITH                        3,475,294

                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    3,475,294

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,475,294 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%  - See Item 5

14    TYPE OF REPORTING PERSON*

      CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                              SCHEDULE 13D

CUSIP No. 45810N 10 4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Venture Partners III, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

             DE

                              7     SOLE VOTING POWER

  NUMBER OF SHARES                  -0-
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         8     SHARED VOTING POWER
        WITH
                                    3,475,294

                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    3,475,294

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,475,294 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6% - See Item 5

14    TYPE OF REPORTING PERSON*

             OO

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                  SCHEDULE 13D

CUSIP No.45810N 10 4

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Venture Capital III, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

             DE

                              7     SOLE VOTING POWER

                                    -0-
   NUMBER OF SHARES
BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
EACH REPORTING PERSON
         WITH                       3,475,294

                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    3,475,294

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,475,294 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6% - See Item 5

14    TYPE OF REPORTING PERSON*
            CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                   SCHEDULE 13D

CUSIP No. 45810N 10 4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Venture Partners III, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE

                              7     SOLE VOTING POWER

  NUMBER OF SHARES                  -0-
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         8     SHARED VOTING POWER
        WITH
                                    3,050,373

                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    3,050,373

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,373 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6% - See Item 5

14    TYPE OF REPORTING PERSON*
             PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                   SCHEDULE 13D

CUSIP No. 45810N 10 4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Venture Investors III, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE

                              7     SOLE VOTING POWER

                                    -0-

  NUMBER OF SHARES            8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               292,880
        WITH
                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    292,880

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      292,880 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4% - See Item 5

14    TYPE OF REPORTING PERSON*

      PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                   SCHEDULE 13D

CUSIP No. 45810N 10 4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE

                              7     SOLE VOTING POWER

                                    -0-
  NUMBER OF SHARES
BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
EACH REPORTING PERSON
        WITH                        132,041

                              9     SOLE DISPOSITIVE POWER

                                    -0-

                             10     SHARED DISPOSITIVE POWER

                                    132,041

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      132,041 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6% - See Item 5

14    TYPE OF REPORTING PERSON*

      PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock") of IntegraMed America, Inc., a Delaware corporation ("IntegraMed"). The principal executive offices of IntegraMed are located at One Manhattanville Road, Purchase, NY 10577.

               As more fully described in Item 4 below, on January 23, 1998, the Funds (as defined below), in the aggregate, acquired 3,235,294 shares of Common Stock of IntegraMed Common Stock and warrants to acquire 240,000 shares of Common Stock (the "Warrants").

               Item 2.  Identity and Background.

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("Morgan Stanley"), (2) Morgan Stanley Venture Partners III, L.L.C., a Delaware Limited Liability Corporation ("MSVP III L.L.C."), (3) Morgan Stanley Venture Capital III, Inc., a Delaware corporation, ("MSVC III, Inc."), (4) Morgan Stanley Venture Partners III, L.P., a Delaware limited partnership, (5) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., a Delaware limited partnership and
(6) Morgan Stanley Venture Investors III, L.P. a Delaware limited partnership (Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., are collectively referred to as the "Funds").

               The general partner of each of the Funds is MSVP III, L.L.C. The institutional managing member of each Fund is MSVC III, Inc., a wholly-owned subsidiary of Morgan Stanley.

               The address of the principal business and office of the Funds, MSVC III, Inc. and MSVP III, L.L.C. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

               During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

               Item 3.   Source and Amount of Funds or Other Consideration.

               The general and limited partners of the Funds contributed, in the aggregate, $5,500,000 for 3,235,294 shares of Common Stock and the Warrants. See also Item 4.

               Item 4. Purpose of Transaction.

               On January 23, 1998 IntegraMed issued and sold in a private placement 3,235,294 shares of Common Stock and Warrants to acquire 240,000 shares of Common Stock to the Funds for an aggregate purchase price of $5,500,000 (the "Stock Sale"). The Stock Sale was made pursuant to an Investment Agreement dated January 23, 1998, among IntegraMed and the Funds (the "Investment Agreement," attached hereto and made a part hereof as Exhibi[t
3) on terms and conditions set forth below.

               The Investment Agreement

               Board Representation. Pursuant to the Investment Agreement, the Funds have the right to cause IntegraMed to include as nominees for IntegraMed's Board of Directors, a number of directors that is equal to the product of the total number of directors on the Board of Directors time a fraction the numerator of which is the total number of voting securities owned by the funds and the denominator of which is the total number of voting securities outstanding. If the Funds own less than 5% of the outstanding voting securities, the Funds shall no longer have the right to designate any nominee for election to the Board of Directors. The Funds initially intend to designate one nominee as a director and IntegraMed has agreed to cause such designee, M. Fazle Husain, to be appointed as a director of IntegraMed until the next annual meeting of stockholders.

               Agreement to Vote. The Funds have agreed to vote all of their shares of Common Stock for nominees to IntegraMed's Board of Directors that are nominated by IntegraMed's Board of Directors.

               Pre-emptive Rights. Pursuant to the Investment Agreement, if IntegraMed issues voting securities, the Funds have in certain circumstances rights to purchase additional shares of equity securities such that after such issuance the Funds would in the aggregate hold the same proportional interest of such equity securities as is held by the funds prior to such issuance. The Funds do not have the right to purchase such equity securities in situations where equity securities are issued pursuant to an employee (or similar) stock plan, upon the conversion of convertible securities outstanding on January 23, 1998, pursuant to a stock dividend, or in connection with an acquisition.

               Terms of the Warrants. The Warrants were issued in the Stock Sale in the name of each fund and are exercisable at any time at an exercise price of $.01 per share to purchase an aggregate of 240,000 shares of Common Stock. The Warrants expire on January 23, 2002.

               Registration Rights. The Investment Agreement provides that the Funds have the right, at any time after January 23, 1999, to request IntegraMed to effect a registration (a "Registration Request") of shares of Common Stock, including those shares of Common Stock issuable upon exercise of the Warrants, held by it with an aggregate offering price of at least $5 million and not less than aggregate of one million shares of Common Stock.
The Funds are entitled to two Registration Requests. Registration Requests may not be made within six months of any other Registration Request. The Funds may also initiate, or participate in, a registration on Form S-3 (a "Form S-3 registration") of at least $2.5 million. The Funds' rights to register shares under a Registration Request or a Form S-3 registration has priority over IntegraMed's right to include shares in such registration. In addition, in the event IntegraMed proposes to register any of its securities for its own account of the account of any of its stockholders (other than certain registrations relating solely to a stock option or other similar employee benefit plan), the Funds will have the right, upon a timely request and subject to a right of priority in favor of IntegraMed, to have the Common Stock included in such registration. All expenses of registration will be borne by IntegraMed, but any underwriters' fees, discounts or commissions will be borne by the Funds.

               Subject to market conditions and other factors, the Funds or other affiliates of Morgan Stanley may acquire or dispose of shares of IntegraMed from time to time in future open-market, privately negotiated or other transactions.

               Item 5.  Interest in Securities of the Issuer.

               The Funds, pursuant to the Investment Agreement, have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own, in the aggregate 3,475,294 shares of Common Stock. The Common Stock including the Warrants exercisable for shares of Common Stock represent approximately 16.6% of the voting stock of IntegraMed.

               Each of Morgan Stanley, MSVC III, Inc. and MSVP III, L.L.C. may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially held by the Funds.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               See response to Item 4.

               A copy of the Investment Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

               Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of IntegraMed, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1:  Joint filing agreement among the Reporting Persons

               Exhibit 2:  Power of Attorney

               Exhibit 3: Investment Agreement dated as of January 23, 1998, among IntegraMed America, Inc. and Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998


                                   MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.



                                   By: /s/ Peter Vogelsang
                                       ---------------------------------------
                                       Name:  Peter Vogelsang
                                       Title: Authorized Signatory


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                                   MORGAN STANLEY VENTURE CAPITAL III, INC.



                                   By: /s/ Debra Abramovitz
                                       ---------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Vice President


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                                  MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

                                  By MORGAN STANLEY VENTURE CAPITAL III, INC.
                                     its Institutional Managing Member


                                  By: /s/ Debra Abramovitz
                                      ----------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                             MORGAN STANLEY VENTURE PARTNERS III, L.P.

                              By: Morgan Stanley Venture Partners III, L.L.C.
                                  its General Partner

                              By: Morgan Stanley Venture Capital III, Inc.,
                                  its Institutional Managing Member


                              By: /s/ Debra Abramovitz
                                  --------------------------------------------
                                  Name:  Debra Abramovitz
                                  Title: Vice President


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 2, 1998

                            MORGAN STANLEY VENTURE INVESTORS III, L.P.

                               By: Morgan Stanley Venture Partners III, L.L.C.
                                   its General Partner

                               By: Morgan Stanley Venture Capital III, Inc.,
                                   its Institutional Managing Member


                            By: /s/ Debra Abramovitz
                                ----------------------------------------------
                                Name: Debra Abramovitz
                                Title:   Vice President


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                           THE MORGAN STANLEY VENTURE PARTNERS
                            ENTREPRENEUR FUND, L.P.

                              By: Morgan Stanley Venture Partners III, L.L.C.
                                  its General Partner

                              By: Morgan Stanley Venture Capital III, Inc.,
                                  its Institutional Managing Member


                           By: /s/ Debra Abramovitz
                               -----------------------------------------------
                               Name:  Debra Abramovitz
                               Title: Vice President



                                                                    SCHEDULE A


                       Executive Officers and Directors
                                      of
                   Morgan Stanley Venture Capital  III, Inc.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III, Inc. and each individual is a United States citizen.

  Name, Business Address            Executive Officer Title
  ------------------------          -------------------------

* James Michael Allwin              Chairman

* Guy Louis deChazal                President

* William James Harding             Vice President

* Robert John Loarie                Vice President

* Frank Vincent Sica

  Debra Marsha Aaron                Vice President

  Debra Eve Abramovitz              Vice President and Treasurer

  ________________________________
           *Director



                                                                    SCHEDULE B


                       Executive Officers and Directors
                                      of
                  Morgan Stanley, Dean Witter, Discover & Co.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley at 1535 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.


  Name, Business Address         Present Principal Occupation
  ----------------------------   ---------------------------------------------

* Philip J. Purcell              Chairman of the Board and Chief Executive
                                 Officer

* John J. Mack                   President and Chief Operating Officer

* Thomas C. Schneider            Executive Vice President and Chief Strategic
                                 and Administrative Officer

* Richard B. Fisher              Chairman of the Executive Committee of the
                                 Board of Directors

* Robert P. Bauman               Non-Executive Chairman of British
  British Aerospace plc          Aerospace plc
  1 Brewers Green
  Buckingham Gate
  London SW1H ORH

* Edward A. Brennan              Retired; former Chairman of the Board,
                                 President and Chief Executive Officer
                                 of Sears

* Daniel B. Burke                Retired; former Chief Executive Officer of
                                 Capital Cities/ABC, Inc.

* C. Robert Kidder               Chairman of the Board and Chief Executive
  Borden Inc.                    Officer of Borden, Inc.
  180 East Broad Street
  Colombus, OH 43215

* Miles L. Marsh                 President, Chief Executive Officer and
  James River Corporation        Chairman of James River Corporation
  800 Connecticut Avenue
  Riverpark
  Norwalk, CT 06856

* Michael A. Miles               Special Limited Partner, Forstmann Little
  1350 Lake Road                 & Co.
  Lake Forest, IL 60045

* Allen E. Murray                Retired; former Chairman of the Board of
                                 Directors and Chief Executive Officer of
                                 Mobil Corporation

* Paul J. Rizzo                  Retired; former Vice Chairman of the Board
                                 of International Business Machines
                                 Corporation

* Clarence B. Rogers, Jr.        Chairman of the Board, Equifax, Inc.
  Equifax, Inc.
  1600 Peachtree Street, N.W.
  Atlanta, GA 30309

* Laura D'Andrea Tyson           Professor of Economics and Business
  Haas School of Business        Administration, University of California,
  Room S545                      Berkeley
  Berkeley, CA 94720-1900

  Philip N. Duff                 Executive Vice President and Chief Financial
                                 Officer

  Christine A. Edwards           Executive Vice President and Chief Legal
                                 Officer

* Director